Exhibit 99.1

Telesat and Government of Canada Agree to Terms on C$2.14 Billion Loan in Support of Telesat Lightspeed

Government of Canada to receive warrants for 10% of the common shares of Telesat LEO Inc. based upon an equity valuation of US$3 billion

OTTAWA, CANADA – April 1, 2024 – Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, announced that on March 28, 2024, Telesat received a letter from Canada’s Minister of Innovation, Science and Industry regarding an investment in Telesat Lightspeed. The letter states that, following several months of negotiations between Telesat and federal officials, the Government of Canada (GoC) is prepared to invest C$2.14 billion in Telesat Lightspeed by way of a loan to Telesat LEO Inc., a wholly owned subsidiary of Telesat, that is developing and will own and operate the highly advanced Telesat Lightspeed Low Earth Orbit (LEO) global broadband satellite constellation.

The loan will carry a floating interest rate that is 4.75% above the Canadian Overnight Repo Rate Average (CORRA) with a 15-year maturity. Interest is payable in-kind during the Telesat Lightspeed construction period, followed by a 10-year sculpted amortization. Furthermore, Telesat LEO Inc. will provide the GoC with warrants for 10% of the common shares of Telesat LEO based upon an equity valuation for Telesat LEO of US$3 billion.

“Telesat Lightspeed is a highly innovative and disruptive global broadband network and the largest space program in Canada’s long and distinguished history as a space faring nation,” said Dan Goldberg, Telesat’s President and CEO. “I am delighted with the engagement we have had with the Government of Canada on this flagship program, which will help bridge the global digital divide, create and sustain thousands of high-quality jobs in Canada, spur domestic innovation, investment and exports, and ensure that Canada is at the forefront of the rapidly growing New Space Economy. The Government of Canada has been a strong supporter of the Telesat Lightspeed program and we applaud their leadership and foresight.”

Goldberg added: “We estimate that, in addition to the roughly US$2 billion of capital cost savings, we will realize roughly US$750 million of savings in reduced borrowing costs relative to the original Telesat Lightspeed program. Telesat Lightspeed will revolutionize broadband connectivity for enterprise and government users and represents a highly compelling growth and value creation opportunity for Telesat and its stakeholders.”

The GoC investment is subject to certain conditions, including the entry of definitive documentation with the GoC and Telesat’s other financing sources to the GoC’s satisfaction.

About Telesat:

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us @Telesat on X, LinkedIn, or visit www.telesat.com.

Investor Relations Contacts:

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Media Relations Contact:

W2 Communications for Telesat

Telesat@w2comm.com

Forward-Looking Statements Safe Harbor

This press release contains statements that are not based on historical fact, including the expected financing of Telesat Lightspeed, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “may,” “prepared to,” “estimate”, “opportunity,” “subject to” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this release.

These forward-looking statements are based on Telesat’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to Telesat’s ability to enter into definitive funding agreements with  the GoC, which agreements, if entered into, may differ materially from the terms herein, Telesat’s ability to enter into definitive agreements with its other financing sources, and to meet the funding conditions of those agreements. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed herein and in Telesat’s annual report on Form 20-F for the year ended December 31, 2023, that was filed on March 28, 2024, and its 6-K that was filed on March 28, 2024, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.